Jessie Samedi Work History

June 2020 - Present
Co-CEO, The Rewilding Project Inc.

Reservoir is two mothers formulating safe and effective products with biotechnology to care for the home and body. As Co-CEO, Jessie works with the CEO Melinda on the day to day operations of company as well as strategic oversight.

Prior to that, Jessie spent 10 years in event design and production.